FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                         Brazilian Distribution Company
                         ------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                     ------
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-1 Rule 101(b)(1) ___.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-1 Rule 101(b)(7) ___.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---    ---

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: November 14, 2002                   By: /s/ Augusto Marques da Cruz Filho
                                              ---------------------------------
                                          Name: Augusto Marques da Cruz Filho
                                          Title: Chief Financial Officer



                                          By:/s/ Aymar Giglio Junior
                                             ----------------------------------
                                             Name: Aymar Giglio Junior
                                             Title: Investor Relations Officer

                                    EXHIBITS
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EXHIBIT 99.1 - Announcement to the Market - October 2002 Net Sales